CERTIFICATE OF CORRECTION OF THE

CERTIFICATE OF DESIGNATION OF CLASS B CONVERTIBLE PREFERRED STOCK

OF KYTO TECHNOLOGY AND LIFE SCIENCE, INC.

Kyto Technology and Life Science, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify:

1.The name of the Corporation is Kyto Technology and Life Science, Inc.

2.That a Certificate of Designation of Class B Convertible Preferred Stock of the Corporation (the “Certificate of Designation”) was filed with the Delaware Secretary of State on July 9, 2020, and said Certificate of Designation requires correction as permitted by Section 103 of the Delaware General Corporation Law.

3.The inaccuracy to be corrected in the Certificate of Designation is as follows:

a.Section 3 of the Certificate of Designation incorrectly describes the dividend payable on the Corporation’s Class B Preferred Stock; and

b.Section 4(a) of the Certificate of Designation did not include reference to the correct dividend payable on the Corporation’s Class B Preferred Stock.

c.Section 5(b)(i)(ii) of the Certificate of Designation incorrectly includes a reference to the OTC Markets.

4.Section 3 of the Certificate of Designation is corrected to read as follows:

“Dividends. From and after the date of the issuance of any shares of Class B Preferred Stock, dividends at the rate per annum of 10% of the Class B Original Issue Price per share shall accrue on such shares of Class B Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination, or other similar recapitalization with respect to the Class B Preferred Stock) (the “Accruing Dividend”). Accruing Dividends shall accrue from day to day, whether or not declared, and shall be cumulative; provided, however that except as set forth in the following sentence of this Section 3 or with respect to dividends payable upon liquidation of stock ranking junior to the Class B Preferred Stock (such stock being referred to hereinafter collectively as “Junior Stock”), such Accruing Dividends shall be payable only when, as, and if declared by the Board and the Corporation shall be under no obligation to pay such Accruing Dividends. The Corporation shall not declare, pay, or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of the common stock of the Corporation (the “Common Stock”) payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Certificate of Designation) the holders of the Class B Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Class B Preferred Stock in an amount at least equal to the greater of: (i) the amount of the aggregate Accruing Dividends then accrued on such shares of Class B Preferred Stock and not previously paid; and (ii) (A) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Class B Preferred Stock as would equal the product of, (1) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock, and (2) the number of shares of Common Stock issuable upon conversion of a share of Class B Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend, or (B) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Class B Preferred Stock determined by, (1) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series), and (2) multiplying such fraction by an amount equal to the applicable Class B Original Issue Price; provided that if the Corporation declares, pays, or sets aside, on the same date, a dividend on shares of more than one (1) class or series of capital stock of the Corporation, the dividend payable to the holders of Class B Preferred Stock pursuant to this Section 3 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest dividend.”

5.Section 4(a)(i) of the Certificate of Designation is corrected to read as follows:

“(i) one times (1x) the Class B Original Issue Price (as defined below), plus any Accruing Dividend accrued but unpaid thereon, whether or not declared, together with any other dividends declared but unpaid thereon”

6.Section 5(b)(i)(ii) of the Certificate of Designation is corrected to read as follows:

“(ii) the Corporation’s successful listing on the NYSE or NASDAQ;”

(Signature Page Follows)

IN WITNESS WHEREOF, the undersigned has caused this Certificate of Correction to be filed this on February 10, 2021.

KYTO TECHNOLOGY AND LIFE SCIENCE, INC.

By:	/s/ Paul Russo
Paul Russo Chief Executive Officer